STERLING CHEMICALS, INC.
333 Clay Street, Suite 3600
Houston, Texas 77002-4109
January 7, 2011
VIA U.S. MAIL AND FACSIMILE
Mr. Terence O’Brien
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 7010
Washington, D.C. 20549

Re:	Sterling Chemicals, Inc. Form 10-K for Fiscal Year Ended December 31, 2009 Filed March 24, 2010 File No. 000-50132
Dear Mr. O’Brien:
On behalf of Sterling Chemicals, Inc. (“Sterling” or the “Company”), we are hereby submitting our responses to the Staff’s comments contained in its letter to Sterling dated December 29, 2010.
Form 10-K for the Fiscal Year ended 12/31/09
Forward Looking Statements, page 12

Comment:

1.	We note the statement in the last sentence of the second paragraph. This statement suggests that that you are applying the safe harbors to oral statements and to other written statements, such as in your other periodic reports. We note similar statements on page 1 of each of your Forms 10-Q for the quarters ended March 31, 2010, June 30, 2010 and September 30, 2010. Please advise us as to the basis for these statements in light of the safe harbor requirements set forth in paragraphs (c)(l)(A)(i) and (c)(2)(A) of Section 21E of the Exchange Act.

Response:	The Company will not include the sentence referred to by the Staff in its future periodic filings that include a “Forward Looking Statements” or similar section. The language referred to in the Staff comment was not included with the purpose of meeting the requirement of (c)(1)(A)(i) or (c)(2)(A) of Section 21A of the Exchange Act that forward-looking statements be “accompanied” by cautionary statement(s) or intended to reflect the Company’s interpretation of those provisions of Section 21A of the Exchange Act.

Terence O’Brien
United States Securities and Exchange Commission
January 7, 2011

Item 3. Legal Proceedings. page 18

2.	We note the disclosure in the third paragraph that you have entered into a settlement with Marathon, but you do not disclose the terms of that settlement. Please be advised that the Commission’s disclosure requirements may cover information that is confidential. Please advise.

Response:	With respect to the Marathon litigation, the matter involved, primarily, a claim for damages where the damages asserted, exclusive of interest and costs, was less than 10% of the company’s current assets at the relevant time(s) on a consolidated basis. Accordingly, no information would have been required with respect to this litigation matter under Instruction 2 of Item 103 of Regulation S-K. However, the Company, in the interest of keeping investors as fully informed as practicable but desiring to balance this interest against terms of the confidential settlement with Marathon, decided to disclose this litigation and the resulting settlement but not the specific terms of such settlement. However, the Company does not believe additional disclosure is required or material to an investor. The Company also notes that neither (1) ordinary routine litigation incidental to the Company’s business nor (2) claims that normally result from the Company’s business are required to be disclosed pursuant to Item 103 of Regulation S-K (subject to specified exceptions). As noted in the Company’s Annual Report, at the time the Company did not believe that the matter would have a material adverse impact on its business, financial condition, results of operations or cash flows, and the contract at issue was an ordinary course of business contract relating to the purchase of off gas used in the Company’s operations.
Exhibits 31.1 and 31.2

3.	We note that you have omitted the internal control over financial reporting language from the introductory portion of paragraph 4. We also note this omission in the Section 302 certifications filed with your Forms 10-Q for the quarters ended March 31, 2010, June 30, 2010 and September 30, 2010. Please file amendments to the Form 10-K and each Form 10-Q that contains the cover page, an explanatory note, signature page, and paragraphs 1, 2, 4 and 5 of the Section 302 certification.

Response:	The Company respectfully requests that Sterling be allowed to correct this omission prospectively, beginning with its Annual Report on Form 10-K for the year ended December 31, 2010. Alternatively, prior to filing the requested amendments, the Company would like to resolve all other Staff comments raised

Terence O’Brien
United States Securities and Exchange Commission
January 7, 2011

in its December 29, 2010 letter to the Company before filing the requested amendments.
Form 10-Q for the Fiscal Quarter ended March 30, 2010
Item 4T. Controls and Procedures. page 18

4.	We note the statement that “[o]ther than as described above there have been no changes in our internal control over financial reporting for the quarter ended March 31, 2010, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.” Please revise to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Please also comply with this comment with respect to your Form 10-Q for the quarter ended June 30, 2010.

Response:	The Company believes that the disclosure provided in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 and June 30, 2010 does state clearly that there were changes in the Company’s internal control over financial reporting that occurred during such quarter that materially affected, or were reasonably likely to materially affect, the Company’s internal control over financial reporting. In addition, the Company believes that it provided additional disclosure indicating what those specific changes were during each quarter.

In each case, the change related to the fact that in the fourth quarter of 2009 Sterling management identified a control deficiency that represented a material weakness in the Company’s internal control over financial reporting, as disclosed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009:
•	In the first quarter of 2010, to address this deficiency, management implemented new controls and strengthened the control documentation regarding non-routine transactions, as disclosed on page 21 in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, under “Item 4T. Controls and Procedures—Evaluation of Disclosure Controls and Procedures.”

•	In the second quarter of 2010, the effectiveness of the controls implemented in the first quarter of 2010 were tested when a non-routine transaction occurred; the test indicated that these controls were operating effectively, as disclosed on page 21 in the Company’s Quarterly Report on

Terence O’Brien
United States Securities and Exchange Commission
January 7, 2011

Form 10-Q for the quarter ended June 30, 2010, under “Item 4T. Controls and Procedures—Evaluation of Disclosure Controls and Procedures.”

By expressly excepting each such change from the statement in the applicable Quarterly Report on Form 10-Q, and stating that there were no changes in the Company’s internal control over financial reporting that occurred during such quarter that materially affected, or were reasonably likely to materially affect, the Company’s internal control over financial reporting, the Company believes that it indicated: (1) that there were changes during such quarter in the Company’s internal control over financial reporting that materially affected, or were reasonably likely to materially affect, the Company’s internal control over financial reporting; and (2) what those changes were.

However, the Company hereby confirms to the Staff that in its future periodic filings it will not use this form of disclosure in discussing the affect of such changes in its internal control over financial reporting (i.e., stating no such changes with such affect except as otherwise noted or similar language), but will state, if true, that there were changes in the Company’s internal control over financial reporting that occurred during such quarter that materially affected, or were reasonably likely to materially affect, the Company’s internal control over financial reporting.
Form 10-Q for the Fiscal Quarter ended September 30 2010
Forward-Looking Statements. page 1

5.	It appears that your common stock may be a “penny stock” as defined in Rule 3a51-1 under the Exchange Act. As such, the safe-harbor provisions noted in the first sentence of the first paragraph would not be applicable to your company. Please advise or revise to remove the references to the safe-harbor provisions. Refer to paragraph (b)(1)(C) of Section 21E of the Exchange Act.

Response:	The Company does not believe its common stock is a penny stock as defined under Rule 3a51-1. Pursuant to Rule 3a51-1(g) an equity security is not a penny stock if the issuer of such stock had (1) net tangible assets in excess of $2.0 million and had been in continuous operation for at least three years (or $5.0 million if the issuer had been in operation for less than three years), or (2) average revenue of at least $6.0 million for the last three years, based on financial statements dated less than 15 months prior to the relevant date and based on the most recent audited financial statements. The Company’s revenues for 2007, 2008 and 2009 were over $100 million for each such year, as disclosed

Terence O’Brien
United States Securities and Exchange Commission
January 7, 2011

in its Annual Reports on Form 10-K for the years ended December 31, 2009 and December 31, 2008.
[Signature Page Follows.]

Terence O’Brien
United States Securities and Exchange Commission
January 7, 2011

If you have questions on any of the issues addressed above, please contact me at my office telephone number (713) 650-3700 or by fax (713) 654-9577.

Sincerely, STERLING CHEMICALS, INC.
/s/ David J. Collins
David J. Collins
Senior Vice President and Chief Financial Officer